November 10, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara Ransom, Assistant Director Courtney Haseley, Staff Attorney

Re:	Ominto, Inc. Registration Statement on Form S-1 File No. 333-207005

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ominto, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-207005), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on November 12, 2015, or as soon as practicable thereafter.  The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Lisa Klein of Gordon Rees LLP at 310 614 4138, or in her absence, Suzanne Wong, our Associate Counsel at 561 362-2387. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Gordon Rees, attention: Lisa Klein, via (949) 474-2060.

Best Regards,

Ominto, Inc.

/s/ Tom Virgin
Tom Virgin
Chief Financial Officer

cc: Lisa Klein, Gordon Rees

Ominto, Inc.

1110 – 112th Ave NE

Suite 350

Bellevue, WA 98004 · USA

Tel: (561) 362-2381

Toll Free Tel: (855) 833-9893

Fax: (561) 362-2383